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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)
and Amendments thereto filed pursuant to Rule 13d-2(b)
(Amendment No. 1)1

CONSOLIDATED GRAPHICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
209341106
(CUSIP Number)
January 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages
No Exhibit Index

CUSIP No.	209341106	13G/A	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Classic Fund Management Aktiengesellschaft

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Vaduz, Principality of Liechtenstein

	5	SOLE VOTING POWER:

NUMBER OF		660,400 (See Note 1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		660,400 (See Note 1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

660,400 (See Note 1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, Investment Adviser (Fund Manager)

** SEE ITEM 4 OF THIS FILING

CUSIP No. 209341106	13G/A	Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer:	Consolidated Graphics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	5858 Westheimer, Suite 200
Houston, Texas 77057

Item 2.
(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:
Classic Fund Management Aktiengesellschaft
Raetikonstrasse 33
FL-9490 Vaduz
Principality of Liechtenstein
Citizenship: Principality of Liechtenstein
(d) Title of Class of Securities: Common Stock.
(e) CUSIP Number: 209341106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) — (j) Not Applicable.

Item 4.	Ownership
(a)	Amount beneficially owned: 660,400 (See Note 1)

(b)	Percent of class: 4.8%

(c)
(i)	Sole power to vote or to direct the vote: 660,400 (See Note 1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 660,400 (See Note 1)

(iv)	Shared power to dispose or to direct the disposition of: 0

NOTE 1:	Classic Fund Management Aktiengesellschaft, Vaduz (“Classic Fund Management”), an investment advisor incorporated in the Principality of Liechtenstein, is the trustee of two mutual funds (the “Funds”) domiciled in the Principality of Liechtenstein. In its role as trustee, Classic Fund Management possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All

CUSIP No. 209341106	13G/A	Page 4 of 5 Pages

securities reported in this schedule are owned by the Funds. Classic Fund Management disclaims beneficial ownership of such securities.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than fiver percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     All securities reported in this schedule are owned by the mutual funds of which Classic Fund Management Aktiengesellschaft, Vaduz (“Classic Fund Management”) is the trustee. Classic Fund Management disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Item 9.	Notice of Dissolution of Group
     Not Applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 209341106	13G/A	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2006
Date

/s/ Erich Müller
Signature

Erich Müller, Officer
Name and Title